FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Managing Executive Officer
General Manager of Corporate Financial & Accounting Group
Date: April 27, 2009

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Consolidated and Non-consolidated Financial Results for the Year Ended March 31, 2009

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Year Ended March 31, 2009

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

1. Consolidated financial information for the year ended March 31, 2009 :

(1) Consolidated results of operations :

	(Japanese yen)
	Years ended March 31,
	2008	2009
Net sales	¥1,290,436 million	¥1,128,586 million
% change from the previous period	0.5%	(12.5)%
Profit from operations	152,420 million	43,419 million
% change from the previous period	12.8%	(71.5)%
Income before income taxes	174,842 million	55,982 million
% change from the previous period	11.7%	(68.0)%
Net income	107,244 million	29,506 million
% change from the previous period	0.7%	(72.5)%
Earnings per share :
Basic	¥566.58	¥157.27
Diluted	565.80	157.23
Return on equity	7.2%	2.1%
Income before income taxes to total assets	8.5%	3.0%
Profit from operations to net sales	11.8%	3.8%

Note :

Equity in earnings of affiliates and unconsolidated subsidiaries :

Year ended March 31, 2009 :	¥6,460 million
Year ended March 31, 2008 :	¥6,091 million

(2) Consolidated financial position :

	(Japanese yen)
	March 31,
	2008	2009
Total assets	¥1,976,746 million	¥1,773,802 million
Stockholders’ equity	1,451,165 million	1,323,663 million
Stockholders’ equity to total assets	73.4%	74.6%
Stockholders’ equity per share	¥7,659.72	¥7,212.32

(3) Consolidated cash flows :

(Japanese yen)
March 31,
	2008	2009
Cash flows from operating activities	¥196,935 million	¥99,664 million
Cash flows from investing activities	14,894 million	(201,957) million
Cash flows from financing activities	(28,071) million	(64,287) million
Cash and cash equivalents at end of year	¥447,586 million	¥269,247 million

2. Dividends :

	(Japanese yen)
	Years ended March 31,		Year ending March 31,
	2008	2009	2010
Interim dividends per share	¥60	¥60	—
Year-end dividends per share	60	60	—
Annual dividends per share	120	120	¥120
Annual aggregate amount of dividends paid	¥22,732 million	¥22,399 million	—
Dividends to net income	21.2%	76.3%	66.2%
Dividends to stockholders’ equity	1.5%	1.6%	—

Note :

Dividends per share for the year ending March 31, 2010 are forecasted to be 120 yen on an annual basis.

3. Consolidated financial forecast for the year ending March 31, 2010 :

(Japanese yen)
Year ending March 31, 2010
Net sales	¥ 1,040,000 million
% change from the previous year	(7.8)%
Profit from operations	44,000 million
% change from the previous year	1.3%
Income before income taxes	57,000 million
% change from the previous year	1.8%

Note :

Net income attributable to shareholders of KYOCERA CORPORATION	:	¥34,000 million
Earnings per share attributable to shareholders of KYOCERA CORPORATION	:	¥181.18

Net income attributable to shareholders of KYOCERA CORPORATION is computed in the same manner as for net income for the year ended March 31, 2009.

Earnings per share attributable to shareholders of KYOCERA CORPORATION is computed based on Statement of Financial Accounting Standards No.128.

Forecast of earnings per share attributable to shareholders of KYOCERA CORPORATION is computed based on the diluted average number of shares outstanding during the year ended March 31, 2009.

4. Others :

(1) Increase or decrease in significant subsidiaries during the period :

	Number of company	Name of company
Increase	1	KYOCERA TELECOM EQUIPMENT (MALAYSIA) SDN. BHD.
Decrease	0	—

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 27.

(2) Change in accounting policies :

There were changes in accounting policies due to new accounting standards.

Please refer to the accompanying “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS” on page 27.

(3) Number of shares (common stock) :

	March 31,
	2008	2009
Number of shares issued	191,309,290	191,309,290
Number of shares in treasury	1,855,119	7,781,256
Number of shares outstanding (average)	189,283,237	187,618,426

(Reference) Outline of Non-Consolidated Results for Kyocera Corporation

1. Results for the year ended March 31, 2009 :

(1) Results of operations :

	(Japanese yen)
	Years ended March 31,
	2008	2009
Net sales	¥539,320 million	¥521,993 million
% change from the previous year	1.5%	(3.2)%
Profit from operations	48,551 million	(8,536) million
% change from the previous year	(1.8)%	—
Recurring profit	90,211 million	28,992 million
% change from the previous year	22.4%	(67.9)%
Net income	67,859 million	14,023 million
% change from the previous year	9.4%	(79.3)%

Earnings per share :
Basic	¥358.51	¥74.74
Diluted	¥358.01	¥74.73

(2) Financial Position :

	(Japanese yen)
	March 31,
	2008	2009
Total assets	¥1,465,960 million	¥1,278,075 million
Net assets	1,219,415 million	1,118,614 million
Net assets to total assets	83.2%	87.5%
Net assets per share	6,436.46	6,095.06

With regard to forecasts set forth above, please refer to the accompanying “Forward-Looking Statements” on page 14.

BUSINESS RESULTS

1. Analysis of Business Results

[Business Results for the Year Ended March 31, 2009 (“fiscal 2009”)]

(1)  Economic Situation and Business Environment

In the fiscal 2009, the impact of the financial crisis triggered in the United States affected the real economy, resulting in rapid deceleration in the global economy commencing the second half of fiscal 2009. In the Japanese economy, exports decreased significantly due to the slowdown in overseas economies and appreciation of the yen against the U.S. dollar and Euro, while there was a significant decline in corporate production activity. As a result, the recession in the Japanese economy has become evident rapidly.

Due to the impact of the slumping global consumer spending, the digital consumer equipment market, which is a principal market for Kyocera Corporation and its consolidated subsidiaries (“Kyocera Group” or “Kyocera”), posted sluggish growth in sales of mobile phone handsets, personal computers (“PCs”), flat panel TV sets and digital cameras. In addition, the business environment has changed dramatically commencing the second half of fiscal 2009 due to the sharp decline in corporate information technology investment. As a result, sales for both components business and equipment business decreased compared with the previous fiscal year ended March 31, 2008 (“fiscal 2008”). The solar energy market expanded worldwide, due in part to subsidies from national governments despite harsh environment.

(2)  Consolidated  Financial Results

Consolidated net sales for fiscal 2009 amounted to ¥1,128,586 million, a decrease of 12.5% compared with fiscal 2008, due primarily to the impact of a decrease in demand affected by deteriorating business environment and to appreciation of the yen.

Amid such a harsh business environment, Kyocera Group continued to pursue synergies by effectively utilizing management resources and to aggressively release new products, while also promoting comprehensive Group-wide cost reductions. Nonetheless, profit from operations for fiscal 2009 decreased by 71.5% compared with fiscal 2008 to ¥43,419 million due mainly to a decrease in demand and product selling price erosion. Income before income taxes decreased by 68.0% to ¥55,982 million due to the decrease in profit from operations. Net income decreased by 72.5% to ¥29,506 million.

Average exchange rates for fiscal 2009 were ¥101 to the U.S dollar and ¥143 to the Euro, marking appreciation of ¥13 and ¥19, respectively, compared with fiscal 2008. As a result, net sales and income before income taxes after translation into the yen for fiscal 2009 were, for calculation purposes, pushed down by approximately ¥91.0 billion and ¥23.0 billion, respectively.

	(Yen in millions, except per share amounts and exchange rate)
	Years ended March 31,				Increase (Decrease) (%)
	2008		2009
	Amount	%	Amount	%
Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)
Profit from operations	¥152,420	11.8	¥43,419	3.8	(71.5)
Income before income taxes	¥174,842	13.5	¥55,982	5.0	(68.0)
Net income	¥107,244	8.3	¥29,506	2.6	(72.5)
Diluted earnings per share	¥565.80	—	¥157.23	—	(72.2)
Average US$ exchange rate	¥114	—	¥101	—	—
Average Euro exchange rate	¥162	—	¥143	—	—

(3) Consolidated results by reporting segment

i) Components Business:

Sales in the components business for fiscal 2009 decreased by 15.1% to ¥577,055 million, and operating profit decreased by 68.3% to ¥31,830 million compared with fiscal 2008.

1) Fine Ceramic Parts Group

This reporting segment includes fine ceramic parts and automotive parts.

As a result of a substantial slump in component demand led by sharp decline in production activity in numerous industries, namely the semiconductor and automotive industries, overall sales and operating profit in this reporting segment decreased compared with fiscal 2008.

2) Semiconductor Parts Group

This reporting segment includes ceramic packages and organic packages.

As a result of rapid deterioration in demand for ceramic packages used mainly in digital consumer equipment and organic packages used mainly in servers from the latter half of the second quarter of fiscal 2009, sales and operating profit in this reporting segment both decreased compared with fiscal 2008.

3) Applied Ceramic Products Group

This reporting segment includes solar cells and modules, solar power generating systems, cutting tools, medical and dental implants, as well as jewelry and applied ceramic related products.

For the solar energy business, despite the impact of the yen appreciating against the Euro from the second half and a swift decline in demand in the fourth quarter, demand continued to show strong expansion until the third quarter, particularly in Europe and the United States, resulting in sales growth in this business compared with fiscal 2008. However, a significant decline in production activity in the automotive industry from the second half led to a decrease in demand for cutting tools. As a result, sales in this reporting segment decreased slightly compared with fiscal 2008. Operating profit was down due to one-off charge relating to an impairment of goodwill at a subsidiary as well as decreased sales for cutting tools.

4) Electronic Device Group

This reporting segment includes electronic components such as various types of capacitors, crystal related products, and connectors, and thin-film products such as thermal printheads and liquid crystal displays.

Demand for digital consumer equipment such as mobile phone handsets and PCs declined due to the global economic downturn, forcing a rapid decline in production of digital consumer equipment and inventory adjustments for components thereof from the second half. Further, the impact of a decline in component prices and yen appreciation coupled with an impairment loss of certain fixed assets led to decreases in sales and operating profit in this reporting segment compared with fiscal 2008.

ii) Equipment Business:

Sales in the equipment business for fiscal 2009 decreased by 10.0% to ¥448,055 million, and operating profit decreased by ¥50,540 million to ¥(4,216) million compared with fiscal 2008.

1) Telecommunications Equipment Group

This reporting segment includes mobile phone handsets as well as PHS handsets, base stations for PHS/EVDO, and iBurstTM related equipment.

Although the mobile phone handset related business newly acquired from SANYO Electric Co., Ltd. (“SANYO”) contributed to sales from fiscal 2009, replacement demand for mobile phone handsets in the Japanese market weakened sharply due to the introduction of an installment sales method, while sales in overseas markets also decreased. As a result, sales in this reporting segment decreased only slightly compared with fiscal 2008. This reporting segment recorded an operating loss in fiscal 2009 due to the impact of a decrease in sales combined with decline in product price and the execution of structural reform at an overseas subsidiary.

2) Information Equipment Group

This reporting segment includes ECOSYS brand printers and copiers, and digital MFPs.

Despite implementing various strategies to expand sales, such as continuous new product launches and extending sales networks, the impact of the yen’s appreciation against the Euro and U.S. dollar coupled with significant restrictions on information technology investment in the corporate sector resulted in a decrease in sales of printers and digital MFPs. As a result, both sales and operating profit in this reporting segment decreased compared with fiscal 2008.

(iii) Others

This reporting segment includes various information and communications technology services and materials for electronic components.

Sales in this reporting segment for fiscal 2009 decreased by 9.0% compared with fiscal 2008 to ¥126,043 million due primarily to a decrease in sales of materials for electronic components. Despite an impairment of goodwill at a subsidiary, operating profit increased by 46.4% compared with fiscal 2008 to ¥14,106 million due to one-time gains from sales of certain real estate in Japan and overseas.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥81,309	6.3	¥61,730	5.4	(24.1)
Semiconductor Parts Group	154,538	12.0	135,137	12.0	(12.6)
Applied Ceramic Products Group	149,942	11.6	148,917	13.2	(0.7)
Electronic Device Group	294,201	22.8	231,271	20.5	(21.4)

Total Components Business	679,990	52.7	577,055	51.1	(15.1)
Telecommunications Equipment Group	220,817	17.1	218,758	19.4	(0.9)
Information Equipment Group	276,746	21.5	229,297	20.3	(17.1)

Total Equipment Business	497,563	38.6	448,055	39.7	(10.0)
Others	138,494	10.7	126,043	11.2	(9.0)
Adjustments and eliminations	(25,611)	(2.0)	(22,567)	(2.0)	—

Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)

Consolidated Operating Profit (Loss) by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) %
	2008		2009
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥11,167	13.7	¥(240)	—	—
Semiconductor Parts Group	20,027	13.0	8,671	6.4	(56.7)
Applied Ceramic Products Group	32,655	21.8	27,469	18.4	(15.9)
Electronic Device Group	36,524	12.4	(4,070)	—	—

Total Components Business	100,373	14.8	31,830	5.5	(68.3)
Telecommunications Equipment Group	6,786	3.1	(17,713)	—	—
Information Equipment Group	39,538	14.3	13,497	5.9	(65.9)

Total Equipment Business	46,324	9.3	(4,216)	—	—
Others	9,635	7.0	14,106	11.2	46.4

Operating profit	156,332	12.1	41,720	3.7	(73.3)

Corporate	12,497	—	7,632	—	(38.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	—	6,460	—	6.1
Adjustments and eliminations	(78)	—	170	—	—

Income before income taxes	¥174,842	13.5	¥55,982	5.0	(68.0)

*	% to net sales of each corresponding segment

(4) Consolidated Sales by Geographic Area

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2008		2009
	Amount	%	Amount	%
Japan	¥507,837	39.4	¥473,387	41.9	(6.8)
United States of America	248,760	19.3	201,502	17.9	(19.0)
Europe	229,830	17.8	200,483	17.8	(12.8)
Asia	232,425	18.0	183,347	16.2	(21.1)
Others	71,584	5.5	69,867	6.2	(2.4)

Net sales	¥1,290,436	100.0	¥1,128,586	100.0	(12.5)

1) Japan

Sales decreased compared with the previous fiscal year due mainly to decreased demand for components for digital consumer equipment.

2) United Sates of America

Sales decreased compared with the previous fiscal year due to impact of the yen’s appreciation, in addition to a decline in sales in the Telecommunication Equipment Group and the Information Equipment Group, and to a decline in demand for electronic components.

3) Europe

Sales decreased compared with the previous fiscal year due mainly to the yen’s appreciation, in addition to sales decline in the Information Equipment Group affected by a slowdown in information technology investment.

4) Asia

Sales decreased compared with the previous fiscal year due mainly to a decline in demand for components for digital consumer equipment and to the yen’s appreciation.

5) Others

Despite the addition of the mobile phone handset related business from SANYO, sales decreased compared with the previous fiscal year due mainly to a decline in sales in the Information Equipment Group.

(5) Capital Expenditures and Depreciation

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2008		2009
	Amount	% to net sales	Amount	% to net sales
Capital expenditure	¥85,101	6.6	¥63,055	5.6	(25.9)
Depreciation	¥75,630	5.9	¥83,753	7.4	10.7

During fiscal 2009, Kyocera made capital expenditures to increase production volume in the solar energy business. In the forth quarter, Kyocera substantially slowed down capital expenditures in other businesses in reaction to deteriorating business environment. Therefore, capital expenditures in this fiscal year decreased compared with fiscal 2008.

Depreciation increased compared with the previous fiscal year due mainly to the acquisition in Telecommunications Equipment Group.

[Consolidated Forecasts for the Year Ending March 31, 2010 (“fiscal 2010”)]

	(Yen in millions, except per share amounts and exchange rates)
	Fiscal 2009 Results		Fiscal 2010 Forecasts		Increase (Decrease) (%)
	Amount	%	Amount	%
Net sales	¥1,128,586	100.0	¥1,040,000	100.0	(7.8)
Profit from operations	¥ 43,419	3.8	¥ 44,000	4.2	1.3
Income before income taxes	¥ 55,982	5.0	¥ 57,000	5.5	1.8
Net income attributable to shareholders of KYOCERA CORPORATION	¥ 29,506	2.6	¥ 34,000	3.3	15.2
Diluted earnings per share attributable to shareholders of KYOCERA CORPORATION	¥ 157.23	—	¥ 181.18	—	15.2
Average US$ exchange rate	¥ 101	—	¥ 92	—	—
Average Euro exchange rate	¥ 143	—	¥ 123	—	—

Capital expenditures	¥ 63,055	5.6	¥ 43,000	4.1	(31.8)
Depreciation	¥ 83,753	7.4	¥ 68,000	6.5	(18.8)

Net income attributable to shareholders of KYOCERA CORPORATION is computed in the same manner as for net income for the year ended March 31, 2009.

Earnings per share attributable to shareholders of KYOCERA CORPORATION is computed based on Statement of Financial Accounting Standards No.128. Forecast of earnings per share is computed based on the diluted average number of shares outstanding during the year ended March 31, 2009.

The future of the global economy is quite unpredictable, however, it is expected to take time to move to a recovery trend as a result of the implementation of economic stimulus packages and monetary policies.

Demand for digital consumer equipment remains slow, while with respect to exchange rates, which constitute the basis of the financial forecast for fiscal 2010, the yen is expected to appreciate against both the U.S. dollars and the Euro. Accordingly, the business environment surrounding Kyocera Group in fiscal 2010 is expected to be severe.

In the components business, certain products are showing recovery in demand relative to the fourth quarter of fiscal 2009, however, future trends of recovery in demand are still unclear. With respect to the equipment business, slowdown in replacement demand for mobile phone handsets is expected to continue in the United States and Japan. Restraint on investment in information technologies by corporations is also expected to continue.

Based on this forecast of market conditions, Kyocera expects a decline in sales for fiscal 2010 compared with fiscal 2009. Even under these circumstances, Kyocera Group as a whole will execute all-out cost cutting and reduction of capital expenditures and will aim to achieve profit growth compared with fiscal 2009. Kyocera will also aim to establish highly profitable structure as quickly as possible by expanding businesses in the information and communication market, as well as in the environment and energy market.

Consolidated sales and operating profit (loss) forecasts by reporting segment are as follows.

Consolidated Sales by Reporting Segment

	(Yen in millions)
	Fiscal 2009 Results		Fiscal 2010 Forecasts		Increase (Decrease) (%)
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥61,730	5.4	¥50,000	4.8	(19.0)
Semiconductor Parts Group	135,137	12.0	110,000	10.6	(18.6)
Applied Ceramic Products Group	148,917	13.2	158,000	15.2	6.1
Electronic Device Group	231,271	20.5	185,000	17.8	(20.0)

Total Components Business	577,055	51.1	503,000	48.4	(12.8)
Telecommunications Equipment Group	218,758	19.4	200,000	19.2	(8.6)
Information Equipment Group	229,297	20.3	234,000	22.5	2.1

Total Equipment Business	448,055	39.7	434,000	41.7	(3.1)
Others	126,043	11.2	123,000	11.8	(2.4)
Adjustments and eliminations	(22,567)	(2.0)	(20,000)	(1.9)	—

Net sales	¥1,128,586	100.0	¥1,040,000	100.0	(7.8)

Consolidated Operating Profit (Loss) by Reporting Segment

	(Yen in millions)
	Fiscal 2009 Results		Fiscal 2010 Forecasts		Increase (Decrease) (%)
	Amount	%*	Amount	%*
Fine Ceramic Parts Group	¥ (240)	—	¥ 0	0.0	—
Semiconductor Parts Group	8,671	6.4	4,000	3.6	(53.9)
Applied Ceramic Products Group	27,469	18.4	18,000	11.4	(34.5)
Electronic Device Group	(4,070)	—	2,000	1.1	—

Total Components Business	31,830	5.5	24,000	4.8	(24.6)
Telecommunications Equipment Group	(17,713)	—	(6,000)	—	—
Information Equipment Group	13,497	5.9	11,000	4.7	(18.5)

Total Equipment Business	(4,216)	—	5,000	1.2	—
Others	14,106	11.2	4,000	3.3	(71.6)

Operating profit	41,720	3.7	33,000	3.2	(20.9)
Corporate and others	14,262	—	24,000	—	68.3

Income before income taxes	¥55,982	5.0	¥57,000	5.5	1.8

*	% to net sales of each corresponding segment

Note : Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following lists.

(1)	General economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, particularly China

(2)	Unexpected changes in economic, political and legal conditions in China

(3)	Our ability to develop, launch and produce innovative products, including meeting quality and delivery standards, and our ability to otherwise meet the advancing technological requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components

(4)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes which may adversely affect our production yields and operating results

(5)	Factors that may affect our exports, including a strong yen, political and economic instability, difficulties in collection of accounts receivable, decrease in cost competitiveness of our products, increases in shipping and handling costs, difficulty in staffing and managing international operations and inadequate protection of our intellectual property

(6)	Changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales

(7)	Inability to secure skilled employees, particularly engineering and technical personnel

(8)	Insufficient protection of our trade secrets and patents

(9)	Our continuing to hold licenses to manufacture and sell certain of our products

(10)	The possibility that future initiatives and in-process research and development may not produce the desired results

(11)	The possibility that companies or assets acquired by us may require more cost than expected for integration, and may not produce the returns or benefits, or bring in business opportunities, which we expect

(12)	Events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of disease

(13)	The occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located

(14)	The possibility of future tightening of environmental laws and regulations in Japan and other countries which may increase our environmental liability and compliance obligations

(15)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us

(16)	Changes in accounting principles

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

2. Analysis of Financial Position

1. Consolidated Cash Flows

Cash and cash equivalents at March 31, 2009 decreased by ¥178,339 million to ¥269,247 million compared with those at March 31, 2008.

	(Yen in millions)
	Years Ended March 31,
	2008	2009
Cash flows from operating activities	196,935	99,664
Cash flows from investing activities	14,894	(201,957)
Cash flows from financing activities	(28,071)	(64,287)
Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)
Net increase (decrease) in cash and cash equivalents	165,378	(178,339)
Cash and cash equivalents at beginning of year	282,208	447,586
Cash and cash equivalents at end of year	447,586	269,247

(1) Cash flows from operating activities

Net cash provided by operating activities in fiscal 2009 decreased by ¥97,271 million to ¥99,664 million from ¥196,935 million in fiscal 2008. This was due mainly to a decrease in net income.

(2) Cash flows from investing activities

Cash flow from investing activities turned from ¥14,894 million of cash inflows in fiscal 2008 to ¥201,957 million of cash outflows in fiscal 2009. This was due mainly to a decrease in withdrawal of certificate deposits and time deposits, and a decrease in proceeds from sales and maturities of securities.

(3) Cash flows from financing activities

Net cash used in financing activities in fiscal 2009 increased by ¥36,216 million to ¥64,287 million from ¥28,071 million in fiscal 2008. This was due mainly to purchases of treasury stock from November 28, 2008 to December 22, 2008.

2. Indexes of Consolidated Cash Flows

	Years Ended March 31,
	2005	2006	2007	2008	2009
Stockholders’ equity to total assets	67.3%	66.7%	71.1%	73.4%	74.6%
Market capitalization to total assets	82.2%	101.3%	98.4%	80.2%	67.0%
Interest bearing debts per operating cash flows (years)	1.0	0.8	0.2	0.1	0.6
Operating cash flows per interest paid (ratio)	62.4	88.5	93.4	161.8	153.8

Interest bearing debts represent all debts with interest expense included in consolidated balance sheets.

3. Basic Profit Distribution Policy and Dividends for Fiscal 2009 and Fiscal 2010

(1) Basic Profit Distribution Policy

Kyocera believes that the best way to increase corporate value and meet shareholders’ expectations is to improve future consolidated performance on an ongoing basis. Kyocera therefore has adopted a principal guideline that dividend amounts within a range based on net income on a consolidated basis, and has set its consolidated dividend policy to maintain a consolidated dividend ratio at a level of approximately 20% to 25% of consolidated net income. In addition, Kyocera determines dividend amounts based on an overall assessment, taking into account various factors including the amount of capital expenditures necessary for medium to long-term corporate growth.

Kyocera also has adopted policies to ensure a sound financial basis, and, for such purpose, it sets aside other general reserves in preparation for the creation of new businesses, cultivation of new markets, development of new technologies and acquisition of outside management resources necessary to achieve sustainable corporate growth.

(2) Dividends for fiscal 2009

Based on performance during fiscal 2009 and pursuant to the aforementioned policies, Kyocera will distribute a year-end dividend in the amount of 60 yen per share. When aggregated with the interim dividend in the amount of 60 yen per share, the total annual dividend will be 120 yen per share, the same amount as in the previous fiscal year.

(3) Dividend Forecast for Fiscal 2010

Dividend amounts for fiscal 2010 will be decided pursuant to “(1) Basic Profit Distribution Policy” set forth above. At present, Kyocera forecasts a total annual dividend in the amount of 120 yen per share, based on its financial forecast for fiscal 2010.

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 211 subsidiaries and 10 affiliates.

(Chart of the group companies)

CUSTOMERS
Selling Company
(Domestic)
KYOCERA SOLAR CORPORATION
KYOCERA MITA JAPAN CORPORATION
(Overseas)
KYOCERA MITA AMERICA, INC.
KYOCERA KOREA CO., LTD.
KYOCERA ASIA PACIFIC PTE. LTD.
KYOCERA (TIANJIN) SALES & TRADING CORPORATION
KYOCERA FINECERAMICS GmbH
KYOCERA MITA EUROPE B.V.
TA TRIUMPH-ADLER AKTIENGESELLSCHAFT
KYOCERA CORPORATION
Fine Ceramic Parts Group
(Overseas)
KYOCERA INDUSTRIAL CERAMICS CORPORATION
Semiconductor Parts Group
(Domestic)
KYOCERA SLC TECHNOLOGIES CORPORATION
(Overseas)
KYOCERA AMERICA, INC.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
Applied Ceramic Products Group
(Domestic)
JAPAN MEDICAL MATERIALS CORPORATION
(Overseas)
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORPORATION
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA SOLAR EUROPE S.R.O.
Electronic Device Group
(Domestic)
KYOCERA KINSEKI CORPORATION
KYOCERA ELCO CORPORATION
KYOCERA DISPLAY INSTITUTE CO., LTD.
(Overseas)
AVX CORPORATION
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
KYOCERA ELCO KOREA CO., LTD.
Telecommunications Equipment Group
(Overseas)
KYOCERA WIRELESS CORP.
KYOCERA WIRELESS (INDIA) PVT. LTD.
KYOCERA TELECOMMUNICATIONS RESEARCH CORPORATION
KYOCERA TELECOM EQUIPMENT (MALAYSIA) SDN. BHD.
Information Equipment Group
(Domestic)
KYOCERA MITA CORPORATION
(Overseas)
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
Others
(Domestic)
<Information Technology Services>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CORPORATION
<Manufacturing and Sales of Optical Components>
KYOCERA OPTEC CO., LTD.
(Overseas)
<Real Estate Renting>
KYOCERA HONG KONG INVESTMENT CO., LTD.
Affiliate
(Domestic)
<PHS Business>
WILLCOM, INC.

MANAGEMENT POLICIES

1. Basic Policy

Kyocera aims to be respected by society as “The Company” from the perspective of corporate ethics, while maintaining continuous sales growth and high profitability. To achieve this management vision, Kyocera’s management policy is to further drive business expansion to be “a creative company that continues to grow.” In order to implement this policy, Kyocera aims to increase corporate value by expanding businesses; namely by promoting efficient use of management resources and further strengthening consolidated group management.

2. Target of Pre-tax Income Ratio

To be “a creative company that continues to grow”, it is essential to be always highly profitable. Specifically, Kyocera aims to quickly achieve its target of a pre-tax income ratio of 15% or higher.

3. Medium Term Management Strategy

Kyocera promotes “high-value-added diversification” as its management strategy to realize such management policy. This involves ensuring that each business is highly profitable and pursuing synergies among each business with the objective of driving sustainable growth even in an ever-changing business environment.

Specifically, Kyocera aims to: 1) exploit competitive advantages; 2) strengthen existing businesses; and 3) create new businesses.

1) Exploit competitive advantages

Sources of competitive advantage for Kyocera over other companies in implementing its diversification strategy are the “Kyocera Philosophy,” which places people’s hearts at its core, the “Amoeba Management system”, which is unique to Kyocera and has been a driving force for growth since Kyocera Corporation’s earliest days, and a strong financial structure With these foundations firmly in place, Kyocera endeavors to strengthen competitiveness in technological development, sales and marketing in the high-growth potential markets for information and communication and for environment and energy, and to translate its diversification strategy into improved business performance.

2) Strengthen existing businesses

Kyocera strives to continuously improve profitability in all existing businesses within Kyocera Group. Elsewhere, by strengthening ties and maximizing synergies between headquarters Kyocera Corporation and Kyocera Group companies, Kyocera seeks to improve profitability in each business segment on a consolidated basis. In promoting a global strategy in each business, Kyocera has created development, manufacturing and sales systems in optimal locations, while the integration of Group-wide resources helps boost the competitiveness of existing businesses. Kyocera regularly reviews those businesses that have lost market competitiveness and that show little promise of expansion going forward.

3) Create new businesses

Kyocera endeavors to create businesses that will become its core going forward in order to improve consolidated performance over the medium term. To achieve this goal, Kyocera integrates Group-wide management resources to develop new technologies and products and create new markets. The focus of Kyocera’s business creation strategy lies in the markets for information and communication and for environmental and energy.

4. Management Challenges

In order for Kyocera Group as a whole to overcome the current difficult circumstances and improve its performance, Kyocera has substantially changed its management structure by promoting young members of the management team as officers and directors of the Company and the group companies.

Kyocera faces the following challenges in its fiscal year ending March 31, 2010 and beyond.

(1) Establish Highly Profitable Corporate Structure

In the year ending March 31, 2010 (“fiscal 2010”), it is expected that harsh business environment will continue, where expansion of sales is difficult. However, Kyocera will endeavor to enhance its corporate structure and to secure profitability even in the face of the current sluggish business environment. Particularly, Kyocera will manage its business by thoroughly implementing the “Kyocera Philosophy” and the “Amoeba Management System” to achieve “maximum sales and minimum costs” by all employee’s effort. In order to improve profitability as quickly as possible, all divisions will engage in all-out cost cutting, including the reduction of manufacturing costs and review of capital expenditures plans.

Kyocera will improve the profitability of existing businesses and develop competitive new products and technologies to establish a highly profitable structure by efficiently utilizing Kyocera’s management resources to pursue synergetic effects.

(2) Business Expansion in Important Markets

Kyocera will expand its businesses in the information and communication market and the environment and energy market. In the information and communication market it is ensuring the linkage of new business opportunities with its business expansion, such as commencement of provision of new generation high speed wireless communication service in the domestic market. It also aims to expand its component business and equipment business by releasing products meeting the need for advanced digital consumer equipment in a timely fashion.

In the environment and energy market, further growth is expected due to raising awareness of environmental issues. Kyocera will continue to implement strategic investments to expand production capacity for solar cells and modules. It will also make efforts to reduce manufacturing costs and to improve conversion efficiency and expand solar energy business as a core business of Kyocera Group. In addition, it will make further efforts to expand its business in the environment and energy market by creating new products and expanding product items such as solid oxide fuel cell (SOFC) based power generating units for home use, utilizing its fine ceramic materials technologies.

CONSOLIDATED BALANCE SHEETS

	(Yen in millions)
	March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥447,586		¥269,247		¥(178,339)
Short-term investments	147,503		202,143		54,640
Trade notes receivables	20,375		13,750		(6,625)
Trade accounts receivables	205,522		158,754		(46,768)
Less allowances for doubtful accounts and sales returns	(4,352)		(4,669)		(317)
Inventories	205,212		199,641		(5,571)
Deferred income taxes	41,244		35,187		(6,057)
Other current assets	55,135		78,263		23,128

Total current assets	1,118,225	56.6	952,316	53.7	(165,909)

Non-current assets :
Investments and advances :
Investments in and advances to affiliates and unconsolidated subsidiaries	16,753		19,376		2,623
Securities and other investments	437,369		351,849		(85,520)

Total investments and advances	454,122	23.0	371,225	20.9	(82,897)
Property, plant and equipment :
Land	57,155		57,077		(78)
Buildings	274,206		288,460		14,254
Machinery and equipment	718,812		707,399		(11,413)
Construction in progress	17,920		6,397		(11,523)
Less accumulated depreciation	(782,194)		(793,279)		(11,085)

Total property, plant and equipment	285,899	14.4	266,054	15.0	(19,845)
Goodwill	39,794	2.0	63,226	3.6	23,432
Intangible assets	29,829	1.5	60,077	3.4	30,248
Other assets	48,877	2.5	60,904	3.4	12,027

Total non-current assets	858,521	43.4	821,486	46.3	(37,035)

Total assets	¥1,976,746	100.0	¥1,773,802	100.0	¥(202,944)

	(Yen in millions)
	March 31,
	2008		2009		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥7,279		¥11,000		¥3,721
Current portion of long-term debt	3,432		5,523		2,091
Trade notes and accounts payable	95,390		62,579		(32,811)
Other notes and accounts payable	66,757		43,452		(23,305)
Accrued payroll and bonus	43,207		41,756		(1,451)
Accrued income taxes	27,118		7,430		(19,688)
Other accrued liabilities	32,815		26,967		(5,848)
Other current liabilities	25,684		39,254		13,570

Total current liabilities	301,682	15.3	237,961	13.4	(63,721)

Non-current liabilities :
Long-term debt	8,298		7,189		(1,109)
Lease obligations	2,088		22,964		20,876
Accrued pension and severance liabilities	15,041		34,567		19,526
Deferred income taxes	118,016		71,539		(46,477)
Other non-current liabilities	15,454		16,494		1,040

Total non-current liabilities	158,897	8.0	152,753	8.6	(6,144)

Total liabilities	460,579	23.3	390,714	22.0	(69,865)

Minority interests in subsidiaries	65,002	3.3	59,425	3.4	(5,577)
Stockholders’ equity :
Common stock	115,703		115,703		—
Additional paid-in capital	162,864		163,151		287
Retained earnings	1,143,821		1,150,050		6,229
Accumulated other comprehensive income	44,066		(54,673)		(98,739)
Treasury stock, at cost	(15,289)		(50,568)		(35,279)

Total stockholders’ equity	1,451,165	73.4	1,323,663	74.6	(127,502)

Total liabilities, minority interests and stockholders’ equity	¥1,976,746	100.0	¥1,773,802	100.0	¥(202,944)

Note: Accumulated other comprehensive income is as follows :

	(Yen in millions)
	March 31,
	2008	2009
Net unrealized gains on securities	¥64,799	¥11,621
Net unrealized gains (losses) on derivative financial instruments	¥196	¥(145)
Pension adjustments	¥12,865	¥53
Foreign currency translation adjustments	¥(33,794)	¥(66,202)

CONSOLIDATED STATEMENTS OF INCOME

	(Yen in millions and shares in thousands, except per share amounts)
	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥1,290,436	100.0	¥1,128,586	100.0	¥(161,850)	(12.5)
Cost of sales	883,763	68.5	836,638	74.1	(47,125)	(5.3)

Gross profit	406,673	31.5	291,948	25.9	(114,725)	(28.2)
Selling, general and administrative expenses	254,253	19.7	248,529	22.1	(5,724)	(2.3)

Profit from operations	152,420	11.8	43,419	3.8	(109,001)	(71.5)
Other income (expenses) :
Interest and dividend income	18,444	1.4	15,441	1.4	(3,003)	(16.3)
Interest expense	(1,480)	(0.1)	(1,206)	(0.1)	274	—
Foreign currency transaction losses, net	(956)	(0.1)	(91)	(0.0)	865	—
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	0.5	6,460	0.6	369	6.1
Losses on sale of securities, net	(622)	(0.1)	(2,840)	(0.3)	(2,218)	—
Losses on impairment of securities	(248)	(0.0)	(7,141)	(0.6)	(6,893)	—
Other, net	1,193	0.1	1,940	0.2	747	62.6

Total other income	22,422	1.7	12,563	1.2	(9,859)	(44.0)

Income before income taxes and minority interests	174,842	13.5	55,982	5.0	(118,860)	(68.0)
Income taxes	60,235	4.6	22,779	2.1	(37,456)	(62.2)

Income before minority interests	114,607	8.9	33,203	2.9	(81,404)	(71.0)
Minority interests	(7,363)	(0.6)	(3,697)	(0.3)	3,666	—

Net income	¥107,244	8.3	¥29,506	2.6	¥(77,738)	(72.5)

Earnings per share :
Net income :
Basic	¥566.58		¥157.27
Diluted	¥565.80		¥157.23
Average number of shares of common stock outstanding :
Basic	189,283		187,618
Diluted	189,544		187,661

Notes:

1.	Kyocera applies the SFAS No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the years ended March 31, 2008 and 2009 were a decrease of ¥51,746 million and a decrease of ¥68,815 million, respectively.
2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the weighted average number of shares of common stock outstanding during each period, and diluted earnings per share was computed based on the diluted weighted average number of shares of stock outstanding during each period.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock	Comprehensive income
Balance, March 31, 2007 (188,649)	¥115,703	¥162,363	¥1,055,293	¥203,056	¥(21,855)
Cumulative effect of applying FIN 48 to opening balance			3,968
Net income for the year			107,244			¥107,244
Other comprehensive income				(158,990)		(158,990)

Total comprehensive income for the year						¥(51,746)

Cash dividends			(22,684)
Purchase of treasury stock (18)					(211)
Reissuance of treasury stock (823)		254			6,777
Stock option plan of subsidiaries		247

Balance, March 31, 2008 (189,454)	115,703	162,864	1,143,821	44,066	(15,289)
Adjustment for applying SFAS No. 158 to opening balance (Note)			(522)	(418)
Net income for the year			29,506			¥29,506
Other comprehensive income				(98,321)		(98,321)

Total comprehensive income for the year						¥(68,815)

Cash dividends			(22,755)
Purchase of treasury stock (6,283)					(38,219)
Reissuance of treasury stock (357)		106			2,940
Stock option plan of subsidiaries		181

Balance, March 31, 2009 (183,528)	¥115,703	¥163,151	¥1,150,050	¥(54,673)	¥(50,568)

Note :

SFAS No. 158 - “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R).”

Please refer to page 27 “BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS”

CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Yen in millions)
	Years ended March 31,
	2008	2009
Cash flows from operating activities :
Net income	¥107,244	¥29,506
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	87,045	97,577
Write-down of inventories	5,141	8,719
Minority interests	7,363	3,697
Equity in earnings of affiliates and unconsolidated subsidiaries	(6,091)	(6,460)
Losses (gains) on sales of property, plant and equipment, and intangible assets, net	1,474	(8,314)
Losses on sale of securities, net	622	2,840
Losses on impairments of securities	248	7,141
Decrease in receivables	13,732	75,866
(Increase) decrease in inventories	(9,766)	643
Increase (decrease) in notes and accounts payable	5,177	(77,648)
Decrease in accrued income taxes	(8,817)	(21,024)
Increase (decrease) in other current liabilities	6,010	(12,404)
Other, net	(12,447)	(475)

Net cash provided by operating activities	196,935	99,664

Cash flows from investing activities :
Payments for purchases of securities	(38,744)	(74,793)
Proceeds from sales and maturities of securities	124,813	55,782
Acquisitions of businesses, net of cash acquired	(26,483)	(47,512)
Payments for purchases of property, plant and equipment, and intangible assets	(78,269)	(85,191)
Proceeds from sales of property, plant and equipment, and intangible assets	877	12,893
Acquisition of certificate deposits and time deposits	(372,798)	(290,536)
Withdrawal of certificate deposits and time deposits	423,845	230,645
Other, net	(18,347)	(3,245)

Net cash provided by (used in) investing activities	14,894	(201,957)

Cash flows from financing activities :
Increase (decrease) in short-term debt	(7,202)	2,536
Payments of long-term debt	(6,647)	(3,600)
Dividends paid	(24,566)	(24,248)
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	7,031	3,045
Other, net	3,524	(3,801)

Net cash used in financing activities	(28,071)	(64,287)

Effect of exchange rate changes on cash and cash equivalents	(18,380)	(11,759)

Net increase (decrease) in cash and cash equivalents	165,378	(178,339)
Cash and cash equivalents at beginning of year	282,208	447,586

Cash and cash equivalents at end of year	¥447,586	¥269,247

CAUTIONARY STATEMENT FOR PREMISE OF A GOING CONCERN

Not applicable.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

Major consolidated subsidiaries :

KYOCERA MITA CORPORATION

AVX CORPORATION

KYOCERA INTERNATIONAL, INC.

Major affiliates accounted for by the equity method :

WILLCOM, INC.

2. Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase)	41	KYOCERA TELECOM EQUIPMENT (MALAYSIA) SDN. BHD.
		KYOCERA SANYO TELECOM, INC.
		TA TRIUMPH-ADLER AKTIENGESELLSCHAFT* and others
(Decrease)	6	KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD. and others

Equity method

(Increase)	2	F&S FINANCE AND SERVICE LEASING GmbH CONSULTA BUROTECHNIK SPOL. S.R.O.
(Decrease)	2	TA TRIUMPH-ADLER AKTIENGESELLSCHAFT* MIS CO., LTD.
		*Moved from equity method to consolidation

3. Summary of significant accounting policies

Kyocera’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

There is no material change in significant accounting policies.

<Accounting change>

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements related to financial assets and financial liabilities were effective April 1, 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities had no material impact on Kyocera’s consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No.87, 88, 106, and 132 (R).” SFAS No. 158 requires an employer to measure the funded status of a benefit plan as of the date of its fiscal year-end statement of financial position for the years ended after December 15, 2008. Kyocera adopted this measurement date provision in the year ended March 31, 2009 and measured the funded status of its benefit plans at the date of its fiscal year-end statement of financial position. As a result of applying the transition method of this provision, retained earnings and other comprehensive income at the beginning of the year decreased by ¥522 million and ¥418 million, respectively.

SEGMENT INFORMATION

1. Reporting segments :

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales :
Fine Ceramic Parts Group	¥81,309	¥61,730	¥(19,579)	(24.1)
Semiconductor Parts Group	154,538	135,137	(19,401)	(12.6)
Applied Ceramic Products Group	149,942	148,917	(1,025)	(0.7)
Electronic Device Group	294,201	231,271	(62,930)	(21.4)
Telecommunications Equipment Group	220,817	218,758	(2,059)	(0.9)
Information Equipment Group	276,746	229,297	(47,449)	(17.1)
Others	138,494	126,043	(12,451)	(9.0)
Adjustments and eliminations	(25,611)	(22,567)	3,044	—

	¥1,290,436	¥1,128,586	¥(161,850)	(12.5)

Operating profit (loss) :
Fine Ceramic Parts Group	¥11,167	¥(240)	¥(11,407)	—
Semiconductor Parts Group	20,027	8,671	(11,356)	(56.7)
Applied Ceramic Products Group	32,655	27,469	(5,186)	(15.9)
Electronic Device Group	36,524	(4,070)	(40,594)	—
Telecommunications Equipment Group	6,786	(17,713)	(24,499)	—
Information Equipment Group	39,538	13,497	(26,041)	(65.9)
Others	9,635	14,106	4,471	46.4

	156,332	41,720	(114,612)	(73.3)
Corporate	12,497	7,632	(4,865)	(38.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	6,460	369	6.1
Adjustments and eliminations	(78)	170	248	—

Income before income taxes and minority interests	¥174,842	¥55,982	¥(118,860)	(68.0)

Segment assets :
Fine Ceramic Parts Group	¥53,713	¥45,861	¥(7,852)	(14.6)
Semiconductor Parts Group	100,041	79,148	(20,893)	(20.9)
Applied Ceramic Products Group	149,870	164,799	14,929	10.0
Electronic Device Group	400,851	339,616	(61,235)	(15.3)
Telecommunications Equipment Group	66,191	115,926	49,735	75.1
Information Equipment Group	203,248	251,477	48,229	23.7
Others	131,946	122,474	(9,472)	(7.2)

	1,105,860	1,119,301	13,441	1.2
Corporate	906,159	693,505	(212,654)	(23.5)
Investments in and advances to affiliates and unconsolidated subsidiaries	16,753	19,376	2,623	15.7
Adjustments and eliminations	(52,026)	(58,380)	(6,354)	—

Total assets	¥1,976,746	¥1,773,802	¥(202,944)	(10.3)

Depreciation and amortization :
Fine Ceramic Parts Group	¥7,511	¥7,986	¥475	6.3
Semiconductor Parts Group	14,647	13,592	(1,055)	(7.2)
Applied Ceramic Products Group	9,685	11,100	1,415	14.6
Electronic Device Group	24,627	24,329	(298)	(1.2)
Telecommunications Equipment Group	8,753	16,946	8,193	93.6
Information Equipment Group	12,024	14,469	2,445	20.3
Others	6,922	6,407	(515)	(7.4)
Corporate	2,876	2,748	(128)	(4.5)

Total	¥87,045	¥97,577	¥10,532	12.1

Capital expenditures :
Fine Ceramic Parts Group	¥9,253	¥5,405	¥(3,848)	(41.6)
Semiconductor Parts Group	8,752	7,199	(1,553)	(17.7)
Applied Ceramic Products Group	10,714	14,396	3,682	34.4
Electronic Device Group	25,855	15,056	(10,799)	(41.8)
Telecommunications Equipment Group	2,317	3,898	1,581	68.2
Information Equipment Group	15,475	11,865	(3,610)	(23.3)
Others	6,056	2,461	(3,595)	(59.4)
Corporate	6,679	2,775	(3,904)	(58.5)

Total	¥85,101	¥63,055	¥(22,046)	(25.9)

2. Geographic segments (Sales and Operating profit (loss) by geographic area) :

	(Yen in millions)
	Years ended March 31,		Increase (Decrease)
	2008	2009
	Amount	Amount	Amount	%
Net sales :
Japan	¥538,729	¥497,469	¥(41,260)	(7.7)
Intra-group sales and transfer between geographic areas	387,196	360,150	(27,046)	(7.0)

	925,925	857,619	(68,306)	(7.4)

United States of America	282,677	245,463	(37,214)	(13.2)
Intra-group sales and transfer between geographic areas	30,542	23,983	(6,559)	(21.5)

	313,219	269,446	(43,773)	(14.0)

Europe	243,406	208,629	(34,777)	(14.3)
Intra-group sales and transfer between geographic areas	39,172	27,991	(11,181)	(28.5)

	282,578	236,620	(45,958)	(16.3)

Asia	200,675	156,762	(43,913)	(21.9)
Intra-group sales and transfer between geographic areas	178,184	193,838	15,654	8.8

	378,859	350,600	(28,259)	(7.5)

Others	24,949	20,263	(4,686)	(18.8)
Intra-group sales and transfer between geographic areas	15,076	12,684	(2,392)	(15.9)

	40,025	32,947	(7,078)	(17.7)
Adjustments and eliminations	(650,170)	(618,646)	31,524	—

	¥1,290,436	¥1,128,586	¥(161,850)	(12.5)

Operating profit (loss) :
Japan	¥101,176	¥16,810	¥(84,366)	(83.4)
United States of America	11,694	(6,086)	(17,780)	—
Europe	12,399	3,804	(8,595)	(69.3)
Asia	24,108	23,702	(406)	(1.7)
Others	2,922	725	(2,197)	(75.2)

	152,299	38,955	(113,344)	(74.4)
Corporate	12,497	7,632	(4,865)	(38.9)
Equity in earnings of affiliates and unconsolidated subsidiaries	6,091	6,460	369	6.1
Adjustments and eliminations	3,955	2,935	(1,020)	(25.8)

Income before income taxes and minority interests	¥174,842	¥55,982	¥(118,860)	(68.0)

3. Geographic segments (Sales by region) :

	(Yen in millions)
	Years ended March 31,
	2008		2009		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥507,837	39.4	¥473,387	41.9	¥(34,450)	(6.8)
United States of America	248,760	19.3	201,502	17.9	(47,258)	(19.0)
Europe	229,830	17.8	200,483	17.8	(29,347)	(12.8)
Asia	232,425	18.0	183,347	16.2	(49,078)	(21.1)
Others	71,584	5.5	69,867	6.2	(1,717)	(2.4)

Net sales	¥1,290,436	100.0	¥1,128,586	100.0	¥(161,850)	(12.5)

Sales outside Japan	¥782,599		¥655,199		¥(127,400)	(16.3)
Sales outside Japan to net sales	60.6%		58.1%

EARNINGS PER SHARE

1. Stockholders’ equity per share, basic and diluted earnings per share are as follows:

	(Japanese yen)
	Years ended March 31,
	2008	2009
Stockholders’ equity per share	¥7,659.72	¥7,212.32
Basic earnings per share	566.58	157.27
Diluted earnings per share	565.80	157.23

2. A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	(Yen in millions, except per share amounts)
	Years ended March 31,
	2008	2009
Net income	¥107,244	¥29,506

Basic earnings per share
Net income	566.58	157.27

Diluted earnings per share
Net income	565.80	157.23

Basic average number of shares outstanding (shares in thousands)	189,283	187,618
Dilutive effect of stock options (shares in thousands)	261	43
Diluted average number of shares outstanding (shares in thousands)	189,544	187,661

BALANCE SHEETS

	(Yen in millions)
	March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥123,465		¥39,939		¥(83,526)
Trade notes receivable	18,658		4,147		(14,511)
Trade accounts receivable	113,025		99,853		(13,172)
Marketable securities	223,900		201,597		(22,303)
Finished goods and merchandise	21,246		20,535		(711)
Work in process	19,978		20,702		724
Raw materials	15,232		—		(15,232)
Supplies	1,527		—		(1,527)
Raw materials and Supplies	—		13,573		13,573
Advance payments	19,415		28,426		9,011
Prepaid expenses	87		387		300
Deferred income taxes	13,915		12,525		(1,390)
Short-term loans to subsidiaries	8,552		7,987		(565)
Other accounts receivable	12,498		6,281		(6,217)
Refundable income tax	—		10,178		10,178
Other current assets	2,500		1,735		(765)
Allowances for doubtful accounts	(1,022)		(116)		906

Total current assets	592,976	40.4	467,749	36.6	(125,227)

Non-current assets :
Tangible fixed assets :
Buildings	38,108		39,800		1,692
Structures	1,967		2,113		146
Machinery and equipment	42,701		35,082		(7,619)
Vehicles	19		13		(6)
Tools, furniture and fixtures	7,823		8,040		217
Land	33,871		35,415		1,544
Leased assets	—		86		86
Construction in progress	1,432		2,613		1,181

Total tangible fixed assets	125,921	8.6	123,162	9.6	(2,759)

Intangible assets :
Goodwill	—		9,638		9,638
Patent rights	5,335		3,170		(2,165)
Trademark	104		1,864		1,760
Software	633		679		46
Leased Assets	—		60		60
Other intangible assets	14		7,114		7,100

Total intangible assets	6,086	0.4	22,525	1.8	16,439

Investments and other assets :
Investments in securities	400,838		315,615		(85,223)
Investments in subsidiaries and affiliates	260,833		268,877		8,044
Investments in subsidiaries and affiliates other than equity securities	27,623		30,412		2,789
Long-term loans to subsidiaries	23,181		27,594		4,413
Impaired loans	229		516		287
Long-term prepaid expenses	1,521		1,252		(269)
Long-term deposits	25,000		19,000		(6,000)
Security deposits	1,773		1,689		(84)
Other investments	242		243		1
Allowances for doubtful accounts	(263)		(559)		(296)

Total investments and other assets	740,977	50.6	664,639	52.0	(76,338)

Total non-current assets	872,984	59.6	810,326	63.4	(62,658)

Total assets	¥1,465,960	100.0	¥1,278,075	100.0	¥(187,885)

	(Yen in millions)
	March 31,
	2008		2009		Increase (Decrease)
	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥53,146		¥32,979		¥(20,167)
Lease obligations	—		43		43
Other payables	38,312		31,837		(6,475)
Accrued expenses	8,288		7,661		(627)
Income taxes payables	13,616		283		(13,333)
Advance received	604		267		(337)
Deposits received	2,378		2,433		55
Unearned income	15		—		(15)
Accrued bonuses	11,726		10,336		(1,390)
Accrued bonuses for directors	133		24		(109)
Warranty reserves	5,363		6,879		1,516
Allowances for sales returns	149		122		(27)
Other current liabilities	—		1,150		1,150

Total current liabilities	133,730	9.1	94,014	7.4	(39,716)

Non-current liabilities :
Lease obligations	—		114		114
Long-term accounts payable	703		96		(607)
Deferred income taxes	102,102		54,941		(47,161)
Accrued pension and severance costs	8,809		9,065		256
Retirement allowances for directors and executive officers	1,030		1,063		33
Other non-current liabilities	171		168		(3)

Total non-current liabilities	112,815	7.7	65,447	5.1	(47,368)

Total liabilities	246,545	16.8	159,461	12.5	(87,084)

Net assets
Stockholders’ equity :
Common stock	115,703	7.9	115,703	9.1	—
Capital surplus:
Additional paid-in capital	192,555		192,555		—
Other capital surplus	381		486		105
Total capital surplus	192,936	13.2	193,041	15.1	105
Retained earnings :
Legal reserves	17,207		17,207		—
Other retained earnings :	716,316		707,584		(8,732)
Reserve for special depreciation	555		396		(159)
Reserve for research and development	1,000		1,000		—
Reserve for dividends	1,000		1,000		—
Reserve for retirement benefits	300		300		—
Reserve for overseas investments	1,000		1,000		—
General reserve	643,837		688,837		45,000
Unappropriated retained earnings	68,624		15,051		(53,573)

Total retained earnings	733,523	50.0	724,791	56.7	(8,732)
Treasury stock, at cost	(15,289)	(1.0)	(50,568)	(4.0)	(35,279)
Total stockholders’ equity	1,026,873	70.1	982,967	76.9	(43,906)
Difference of appreciation and conversion
Net unrealized gains on other securities	192,542	13.1	135,647	10.6	(56,895)

Total net assets	1,219,415	83.2	1,118,614	87.5	(100,801)

Total liabilities and net assets	¥1,465,960	100.0	¥1,278,075	100.0	¥(187,885)

STATEMENTS OF INCOME

	(Yen in millions)
	Years ended March 31,				Increase (Decrease)
	2008		2009
	Amount	%	Amount	%	Amount	%
Net sales	¥539,320	100.0	¥521,993	100.0	¥(17,327)	(3.2)
Cost of sales	413,420	76.7	448,285	85.9	34,865	8.4

Gross profit	125,900	23.3	73,708	14.1	(52,192)	(41.5)
Selling, general and administrative expenses	77,349	14.3	82,244	15.7	4,895	6.3

Profit (Loss) from operations	48,551	9.0	(8,536)	(1.6)	(57,087)	—
Non-operating income :
Interest and dividend income	35,839	6.6	33,754	6.4	(2,085)	(5.8)
Foreign currency transaction gains, net	1,200	0.2	2,068	0.4	868	72.3
Other non-operating income	7,860	1.5	3,493	0.7	(4,367)	(55.6)

Total non-operating income	44,899	8.3	39,315	7.5	(5,584)	(12.4)
Non-operating expenses :
Interest expense	20	0.0	23	0.0	3	12.1
Depriciation expense in subsidiaries	—	—	738	0.1	738	—
Loss on disposal of inventories	1,508	0.3	—	—	(1,508)	—
Loss on sale of securities	471	0.1	—	—	(471)	—
Loss on discontinuation of development	—	—	362	0.1	362	—
Loss on reduction of fixed assets	636	0.1	235	0.0	(401)	(63.1)
Other non-operating expenses	604	0.1	429	0.1	(175)	(28.9)

Total non-operating expenses	3,239	0.6	1,787	0.3	(1,452)	(44.8)

Recurring profit	90,211	16.7	28,992	5.6	(61,219)	(67.9)
Non-recurring gain :
Gain on sale of tangible fixed assets	46	0.0	286	0.1	240	516.5
Reversal of allowance for doubtful accounts	7	0.0	2	0.0	(5)	(67.2)
Repatriation of settlement with foreign tax authorities	1,832	0.3	32	0.0	(1,800)	(98.2)
Other non-recurring gain	375	0.1	18	0.0	(357)	(95.3)

Total non-recurring gain	2,260	0.4	338	0.1	(1,922)	(85.1)
Non-recurring loss :
Depreciation expense	2,851	0.5	—	—	(2,851)	—
Loss on sale and disposal of tangible fixed assets	671	0.1	589	0.1	(82)	(12.1)
Impairment losses	—	—	2,309	0.5	2,309	—
Loss on impairment of investment securities	—	—	1,651	0.3	1,651	—
Loss on impairment of stocks of investment in subsidiaries	—	—	10,156	2.0	10,156	—
Other non-recurring loss	102	0.0	119	0.0	17	16.8

Total non-recurring loss	3,624	0.6	14,824	2.9	11,200	309.0

Income before income taxes	88,847	16.5	14,506	2.8	(74,341)	(83.7)
Income taxes – current	26,837	5.0	(1,077)	(0.2)	(27,914)	—
Refund of income taxes – previous years	(2,442)	(0.5)	(578)	(0.1)	1,864	—
Income taxes – deferred	(3,407)	(0.6)	2,138	0.4	5,545	—

Net income	¥67,859	12.6	¥14,023	2.7	¥(53,836)	(79.3)

STATEMENT OF CHANGES IN NET ASSETS

	(Yen in millions)
	Years ended March 31,
	2008	2009
Stockholders’ equity
Common stock
Balance, March 31, 2008	¥115,703	¥115,703
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	115,703	115,703

Capital surplus
Additional paid-in capital
Balance, March 31, 2008	192,555	192,555
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	192,555	192,555

Other capital surplus
Balance, March 31, 2008	127	381
Changes in net assets
Reissuance of treasury stock	254	105

Total changes in net assets	254	105

Balance, March 31, 2009	381	486

Total capital surplus
Balance, March 31, 2008	192,682	192,936
Changes in net assets
Reissuance of treasury stock	254	105

Total changes in net assets	254	105

Balance, March 31, 2009	192,936	193,041

Retained earnings
Legal reserves
Balance, March 31, 2008	17,207	17,207
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	17,207	17,207

Other retained earnings
Reserve for special depreciation
Balance, March 31, 2008	991	555
Changes in net assets
Appropriation to reserve for special depreciation	31	98
Reversal of reserve for special depreciation	(467)	(257)

Total changes in net assets	(436)	(159)

Balance, March 31, 2009	¥555	¥396

STATEMENT OF CHANGES IN NET ASSETS

	(Yen in millions)
	Years ended March 31,
	2008	2009
Reserve for research and development
Balance, March 31, 2008	¥1,000	¥1,000
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	1,000	1,000

Reserve for dividends
Balance, March 31, 2008	1,000	1,000
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	1,000	1,000

Reserve for retirement benefits
Balance, March 31, 2008	300	300
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	300	300

Reserve for overseas investments
Balance, March 31, 2008	1,000	1,000
Changes in net assets
Total changes in net assets	—	—

Balance, March 31, 2009	1,000	1,000

General reserve
Balance, March 31, 2008	603,837	643,837
Changes in net assets
Appropriation to general reserve	40,000	45,000

Total changes in net assets	40,000	45,000

Balance, March 31, 2009	643,837	688,837

Unappropriated retained earnings
Balance, March 31, 2008	63,012	68,624
Changes in net assets
Appropriation to reserve for special depreciation	(31)	(98)
Reversal of reserve for special depreciation	467	257
Appropriation to general reserve	(40,000)	(45,000)
Dividends	(22,684)	(22,755)
Net income	67,859	14,023

Total changes in net assets	5,612	(53,573)

Balance, March 31, 2009	68,624	15,051

Total retained earnings
Balance, March 31, 2008	688,347	733,523
Changes in net assets
Appropriation to reserve for special depreciation	—	—
Reversal of reserve for special depreciation	—	—
Appropriation to general reserve	—	—
Dividends	(22,684)	(22,755)
Net income	67,859	14,023

Total changes in net assets	45,176	(8,732)

Balance, March 31, 2009	¥733,523	¥724,791

STATEMENT OF CHANGES IN NET ASSETS

	(Yen in millions)
	Years ended March 31,
	2008	2009
Treasury stock
Balance, March 31, 2008	¥(21,855)	¥(15,289)
Changes in net assets
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	6,777	2,940

Total changes in net assets	6,566	(35,279)

Balance, March 31, 2009	(15,289)	(50,568)

Total Stockholders’ equity
Balance, March 31, 2008	974,877	1,026,873
Changes in net assets
Dividends	(22,684)	(22,755)
Net income	67,859	14,023
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	7,031	3,045

Total changes in net assets	51,996	(43,906)

Balance, March 31, 2009	1,026,873	982,967

Difference of appreciation and conversion
Net unrealized gains on other securities
Balance, March 31, 2008	311,484	192,542
Changes in net assets
Net change in items other than stockholders’ equity	(118,942)	(56,895)

Total changes in net assets	(118,942)	(56,895)

Balance, March 31, 2009	192,542	135,647

Total unrealized gain(loss) on apprciation and conversion
Balance, March 31, 2008	311,484	192,542
Changes in net assets
Net change in items other than stockholders’ equity	(118,942)	(56,895)

Total changes in net assets	(118,942)	(56,895)

Balance, March 31, 2009	192,542	135,647

Total net assets
Balance, March 31, 2008	1,286,361	1,219,415
Changes in net assets
Dividends	(22,684)	(22,755)
Net income	67,859	14,023
Purchase of treasury stock	(211)	(38,219)
Reissuance of treasury stock	7,031	3,045
Net change in items other than stockholders’ equity	(118,942)	(56,895)

Total changes in net assets	(66,946)	(100,801)

Balance, March 31, 2009	¥1,219,415	¥1,118,614

APPENDIX

1. Change in Directors :

This information was disclosed in Form 6-K as of February 17, 2009 and March 30, 2009.

2. Consolidated Production and Orders by Reporting Segment :

Consolidated Production by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥81,683	6.4	¥60,550	5.6	(25.9)
Semiconductor Parts Group	155,949	12.3	132,730	12.2	(14.9)
Applied Ceramic Products Group	155,933	12.3	152,532	14.0	(2.2)
Electronic Device Group	285,901	22.6	215,548	19.9	(24.6)

Total Components Business	679,466	53.6	561,360	51.7	(17.4)
Telecommunications Equipment Group	215,282	17.0	210,241	19.4	(2.3)
Information Equipment Group	270,120	21.3	224,239	20.6	(17.0)

Total Equipment Business	485,402	38.3	434,480	40.0	(10.5)
Others	103,369	8.1	89,529	8.3	(13.4)

Production	¥1,268,237	100.0	¥1,085,369	100.0	(14.4)

Consolidated Orders by Reporting Segment

	(Yen in millions)
	Years ended March 31,				Increase (Decrease) (%)
	2008		2009
	Amount	%	Amount	%
Fine Ceramic Parts Group	¥82,028	6.4	¥57,633	5.3	(29.7)
Semiconductor Parts Group	155,057	12.1	128,948	11.7	(16.8)
Applied Ceramic Products Group	152,617	11.9	148,386	13.5	(2.8)
Electronic Device Group	298,144	23.2	222,362	20.3	(25.4)

Total Components Business	687,846	53.6	557,329	50.8	(19.0)
Telecommunications Equipment Group	207,885	16.2	214,213	19.5	3.0
Information Equipment Group	276,712	21.5	222,894	20.3	(19.4)

Total Equipment Business	484,597	37.7	437,107	39.8	(9.8)
Others	135,495	10.6	123,389	11.2	(8.9)
Adjustments and eliminations	(24,048)	(1.9)	(20,315)	(1.8)	—

Orders	¥1,283,890	100.0	¥1,097,510	100.0	(14.5)